390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-16

POLYMET REPORTS SECOND QUARTER FISCAL 2012 RESULTS

Hoyt Lakes, Minnesota, September 7, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today reported its financial results for the three months ended July 31, 2011, which have been filed at www.polymetmining.com and on SEDAR and EDGAR. The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds.

PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Financial Highlights

  At July 31, 2011 PolyMet had cash and cash equivalents of $11.492 million compared with $10.361 million at January 31, 2011. On July 15, 2011 Glencore AG ("Glencore") purchased 5 million shares of PolyMet common stock at $2.00 per share for gross proceeds of $10 million in the second tranche of the private placement agreed in November 2010. The third and final tranche of 5 million shares is scheduled to close on or before October 15, 2012.

  During the three months ended July 31, 2011, PolyMet made scheduled repayments of $0.5 million notes payable to Cliffs Natural Resources, Inc. related to the acquisition of the Erie Plant.

  Loss for the three months ended July 31, 2011 was $1.187 million compared with $2.549 million in the prior year period. General and administrative expenses were $0.962 million compared with $2.468 million for the prior year period. Excluding non-cash stock-based compensation in both periods and non-cash financing costs written off in the prior year period, general and administrative expense was $0.930 million compared with $0.614 million for the prior period. The majority of the increase was professional fees relating to adoption of IFRS and legal fees associated with corporate activity.

  Loss for the six months ended July 31, 2011 was $2.506 million compared with $3.467 million in the prior year period. General and administrative expenses were $2.145 million compared with $3.319 million for the prior year period. Excluding non-cash stock-based compensation in both periods and non-cash financing costs written off in the prior year period, general and administrative expense was $1.577 million compared with $1.455 million for the prior period. The increase in professional fees relating to year-end audit, adoption of IFRS and changes to the Company's internal controls relating to financial reporting together with legal fees associated with corporate activity totaled $0.323 million, which was partially offset by reduced corporate office expenses and discontinuation of exploration activities.

  PolyMet invested $7.843 million into its NorthMet project during the three months ended July 31, 2011, compared with $4.166 million in the prior year period. The more recent period included purchase of land that PolyMet expects to exchange for surface rights currently held by the US Forest Service at the NorthMet mine site. The purchase was funded with proceeds from a $4 million loan from the Iron Range Resources and Rehabilitation Board. As of July 31, 2011 PolyMet had spent $35.726 million on environmental review and permitting, of which $29.275 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics - unaudited

(in '000 US dollars, except per share amounts)

Balance Sheet	July 31, 2011	January 31, 2011

Cash and equivalents	11,492	10,361
Working capital	6,221	4,199
Total assets	171,210	156,614
Long term liabilities	48,561	43,717
Shareholders' equity	112,767	102,295

	Three months ended		Six months ended
	July 31,		July 31,
Income Statement	2011	2010	2011	2010
General and administrative (expense)	(962)	(2,468)	(2,145)	(3,319)
Other income (loss)	(225)	(81)	(361)	(148)
Income (loss)	(1,187)	(2,549)	(2,506)	(3,467)
Income (loss) per share	(0.01)	(0.02)	(0.02)	(0.02)
Investing Activities
NorthMet Property	7,843	4,166	10,761	8,941
Weighted average shares outstanding	156,040,791	149,046,890	155,480,584	149,018,305

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements. PolyMet's Quarterly Report for the three months ended April 30, 2011 included a detailed description of the transition to IFRS.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.